

2023 REPORT

Sorting Robotics

LETTER

Dear investors,

The last year was very exciting as we launched Stardust and have had a massive wave of interest on the product line. We grew the company from 12 people to 23 people and have had to mature along the the way. We learned a lot of what's required on the overall business from a technical, production, sales, and admin perspective. The company has gotten much more complicated from what it was last year so now we're working on stabilizing the operations to this new reality. That being said, we've put several processes in place such that we should be able to scale to $20M in revenue without needing a massive overhaul in our operations like we needed this year.

We need your help!

We want to find other sources of working capital financing. This will be critical to scaling the company next year as we are now selling a much more expensive system that will require financing and traditional financing isn't incredibly useful for many of our customers. Another critical aspect of the company that we're missing is a marketing manager that is both very numbers driven, but also understands the cannabis industry.

Sincerely,

Nohtal Partansky

Founder and CEO

Cassio Santos

CTO

How did we do this year?

REPORT CARD

A-

☺ The Good

We grew the company topline.

We put new processes in place.

We launched our new product and finished R&D.

☹ The Bad

We had a lot of turn over.

We had a lot of growing pains from processes that were not put in place.

Production and scaling up of the Stardust product line has been very difficult to implement.

2023 At a Glance

January 1 to December 31



$6,391,101 +68%
Revenue



$1,127,698 +411%
Net Profit



$888,724 +157%
Short Term Debt



$2,000,000
Raised in 2023



$1,046,659
Cash on Hand
As of 11/11/24

INCOME   BALANCE   NARRATIVE





Revenues
Profit
$3,811,030
$220,824
$6,391,101
$1,127,698
2022
2023

Net Margin: 18% Gross Margin: 86% Return on Assets: 18% Earnings per Share: $0.16

Revenue per Employee: $581,009 Cash to Assets: 16% Revenue to Receivables: 170

Debt Ratio: 95%

Sorting_Robotics_Financials_and_CPA_Review_Report_2021__2022____2023__1_.pdf

Thank You!

From the Sorting Robotics Team



Nohtal Partansky

Founder and CEO

Was a lead cognizant engineer on the Moxie experiment on the Mars NASA rover, Perseverance.



Cassio Elias

CTO

Serial Entrepreneur with multiple exits.



Andrew Wells

CoS

MBA & Entrepreneur



Ben Arreguy

Director of Sales

Cannabis industry sales expert and entrepreneur.

IR Team

IR Team

Details

The Board of Directors

Director	Occupation	Joined
Cassio Santos	CTO @ Sorting Robotics	2018
Nohtal Partansky	CEO @ Sorting Robotics	2018
Gregory Cook	Investor @ Self Employed	2019

Officers

Officer	Title	Joined
Cassio Santos	CTO	2018
Nohtal Partansky	CEO	2018
Andrew Wells	Chief of Staff	2021

Voting Power @

Holder	Securities Held	Voting Power
Nohtal Partansky	2,500,000 Common	31.9%
Cassio Santos	2,500,000 Common	31.9%
Sean Lawlor	1,875,000 Common	24.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2018	$6,000	Safe	Section 4(a)(2)
01/2019	$150,000	Safe	Section 4(a)(2)
08/2019	$505,000	Safe	Section 4(a)(2)
08/2019	$1,680,000	Safe	Section 4(a)(2)
04/2020	$136,764		Other
03/2021	$551,000	Safe	Section 4(a)(2)
07/2022	$695,000	Safe	Section 4(a)(2)
08/2022	$175,917		Other
10/2023	$2,000,000		Section 4(a)(2)
04/2024	$0		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Outstanding	Interest Maturity	Current?

Lender	Issued	Amount	Outstanding	Interest	Maturity	Current?
PPP loan ❓	04/30/2020	$136,764	$0 ❓	0.0%		
HaaS Financing ❓	08/17/2022	$175,917	$104,030 ❓	5.9%	11/12/2026	Yes
Kiso Capital ❓	10/04/2023	$2,000,000	$2,000,000 ❓	13.5%	10/06/2028	Yes

Related Party Transactions

The Company loaned a related party (Rise Co-Packing) amounts resulting in a balance of $124,230 as of October 2023. The loan accrues interest at 12% annually and is due on demand.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	6,945,657	Yes
Series Seed Preferred Stock	2,500,000	0	Yes
Series Seed 1 Preferred Stock	2,500,000	0	Yes

Warrants: 46,010
Options: 833

Form C Risks:

We were formed in 2018 and have a limited operating history, which makes it difficult to evaluate our business and future prospects. Sorting Robotics, Inc. (the "Company," "we," "us" and "our") is still in an early phase of operations and growth and our business has faced, and will continue to face, all the risks, costs, complications and difficulties typical of early-stage businesses, including, without limitation, those related to (i) attracting and retaining customers in a highly competitive and evolving industry, (ii) our ability to improve our existing products and develop, manufacture and gain market acceptance of new products to meet evolving customer needs, (iii) limited capital resources, (iv) our ability to control costs, (v) our ability to compete with other companies with more resources or that are otherwise more established than us, (vi) our ability to manage growth and (vii) limitations with respect to personnel. If we do not manage these risks successfully, our business, prospects, financial condition and results of operations will be materially and adversely affected. Accordingly, there can be no assurances that we will achieve our stated goals or operate profitably and any investment in the preferred stock of the Company is speculative in nature, involves a high degree of risk and could be lost entirely.

The Company's success is largely dependent upon the skill, ability and continued service of our senior management team and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract them. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain members of our senior management team and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations may be materially adversely affected.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g., the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc.), including internal control and financial reporting requirements. As such, significant deficiencies or material weaknesses may exist in the Company's internal financial controls and reporting processes in the future. The expense of implementing procedures that would be expected of a publicly-traded company could substantially detriment the Company's business.

Restrictions in our debt arrangements could adversely affect our operating flexibility, and failure to comply with any of these restrictions could result in acceleration of our debt. As of October 1, 2023, we have entered into a term loan that requires quarterly principal payments through October 2028, with any remaining unpaid principal and any accrued and unpaid interest due upon maturity in October 2028. Our current and additional debt arrangements that we expect to enter into in the future may limit our ability to, among other things, incur or guarantee additional debt; pay dividends and make other restricted payments; make certain investments and acquisitions; incur certain liens or permit them to exist; consolidate, merge or otherwise transfer, sell or dispose of all or substantially all of our assets; enter into certain types of restrictive agreements; and enter into certain types of transactions with affiliates. We are also required to comply with certain financial ratios set forth in our existing debt arrangements. Certain provisions in our current and future debt arrangements may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our current and future debt arrangements could adversely affect our business, financial condition, and results of operations. In addition, a failure to comply with the provisions of our current and future debt arrangements could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders under our existing and any other future secured debt agreements could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under our existing debt arrangements. If the payment of outstanding amounts under our existing debt arrangement is accelerated, our assets may be insufficient to repay such amounts in full, and holders of our equity securities, including our preferred stock, could experience a partial or total loss of their investment.

Our products compete against national and regional products and in-house branded products produced by various suppliers, many of which are more established companies that provide products that perform functions similar to our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products. Some of our competitors have substantially greater financial, operational, marketing, personnel and technical resources than we do, and may have greater name recognition. In addition, if demand for our specialty robotics technology continues to grow, we may face competition from new entrants into our field. Due to this competition, grow, we may face competition from new entrants into our field. Due to this competition, there is no assurance that we will not encounter difficulties in generating or increasing revenues and capturing market share. In addition, increased competition could lead to reduced prices and/or margins for products we sell. We may not have the financial resources, relationships with key suppliers, technical expertise or marketing, distribution, or support capabilities to compete successfully in the future.

Companies in the software and technology industries can own patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents (colloquially known as "patent trolls") often attempt to aggressively assert their rights to extract value from technology companies. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. For instance, we are currently engaged in litigation with a third party for patent infringement relating to our Jiko machine. Irrespective of the validity or the successful assertion of any such claims, we could incur significant costs and diversion of resources in defending against these claims, which could adversely affect our operations. We may also receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense, or may not be feasible. In addition, to the extent claims against us are successful, we may have to pay substantial money damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party's rights. We may have to seek a license (if available on acceptable terms, or at all) to continue offering products and services, which could significantly increase our operating expenses.

As a company with clients operating in the cannabis industry, we face many unique and evolving risks associated with that industry. We currently serve clients as they navigate the burgeoning cannabis industry. Any risks related to the cannabis industry that may adversely affect our clients and potential clients may, in turn, adversely affect demand for our products. Specific risks faced by companies operating in the cannabis industry include, but are not limited to, the following:

Cannabis remains illegal under United States federal law. Cannabis is a Schedule-I controlled substance under the Controlled Substances Act and is illegal under federal law. It remains illegal under United States federal law to grow, cultivate, sell, or possess marijuana for any purpose, or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to "knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance." Even in those states where the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in our clients' inability to proceed with their operations, which would adversely affect demand for our products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our Company relies on suppliers and contractors to meet our contractual obligations to our customers and to conduct our operations. If suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner, our ability to meet our obligations to our customers may be adversely affected. The quality of our products may also be adversely impacted if companies that manufacture major components, raw materials or subsystems for our products, or from whom we acquire such items, do not provide such components, materials or subsystems that meet required specifications and perform to our and our customers' expectations. Furthermore, if suppliers are unable to quickly recover from natural disasters and other events beyond their control, they may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

As an early-stage company, we may implement new lines of business or offer new products and services at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at wich we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry may be uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Although dependent on certain key personnel, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We operate in a highly regulated environment and the Company is subject to a wide range of federal, state, and local laws and regulations. Any violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our ability to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. Furthermore, new laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business, and court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

A majority of the Company is owned by three owners, including the Company's CEO and CTO. The Company is currently controlled by a three-person board of directors appointed by the holders of the Company's capital stock who together hold 95.56% of the outstanding capital stock of the Company (without giving effect to any sale of equity securities in this offering). Subject to any fiduciary duties owed to the other owners or investors under

Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. These owners may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties

The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;

our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Sorting Robotics, Inc.

Delaware Corporation
Organized February 2018
11 employees
6837 Hayvenhurst Avenue
Van Nuys CA 91406 https://www.sortingrobotics.com/

Business Description

Refer to the Sorting Robotics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sorting Robotics has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.